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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                          BANYAN SYSTEMS INCORPORATED

                               (Name of Issuer)

                         Common Stock, $.01 par value

                        (Title of Class of Securities)

                                   06698104

                                (CUSIP Number)

                                January 8, 1999

            (Date of Event Which Requires Filing of this Statement)

                           Robert A. Eshelman, Esq.
                   General Counsel, Finance & Administration
                             Microsoft Corporation
                               One Microsoft Way
                        Redmond, Washington 98052-6399
                                (425) 882-8080

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [x] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 06698104
-----------------------

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      NAME OF REPORTING PERSON
 1
      Microsoft Corporation

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      91-1144442

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Washington

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,750,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,750,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,750,000 (Microsoft holds an immediately exercisable warrant to purchase 1,750,000 common shares, at an exercise price of $10.00 per share, pursuant to which Microsoft may not dispose of the common shares for a three-year period starting January 8, 1999.)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
10


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      8.64%

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      TYPE OF REPORTING PERSON
12
      CO

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Item 1(a) Name of Issuer:
          Banyan Systems Incorporated

Item 1(b) Address of Issuer's Principal Executive Offices:
          120 Flanders Road
          Westboro, MA 01581-5013

Item 2(a) Name of Person Filing:
          Microsoft Corporation


Item 2(b) Address of Principal Business Office:
          One Microsoft Way
          Redmond, Washington 98052-6399


Item 2(c) Citizenship:  State of Washington

Item 2(d) Title of Class of Securities:  Common Stock

Item 2(e) CUSIP Number:  06698104

Item 3    Not Applicable

Item 4    Ownership

          (a) Amount Beneficially Owned:

1,750,000 (Microsoft holds an immediately exercisable warrant to purchase 1,750,000 common shares, at an exercise price of $10.00 per share, pursuant to which Microsoft may not dispose of the common shares for a three-year period starting January 8, 1999.)

          (b) Percent of Class:  8.64%

          (c) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote
                   1,750,000

              ii)  shared power to vote or to direct the vote
                   -0-

              iii) sole power to dispose or to direct the disposition of
                   1,750,000

              iv) shared power to dispose or to direct the disposition of -0-

Item 5    Ownership of 5% or Less of a Class: Not Applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person: Not Applicable.

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Item 7    Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on By the Parent Holding Company

          Not Applicable.

Item 8    Identification and Classification of Members of the Group:

          Not Applicable.

Item 9    Notice of Dissolution of the Group:

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                    [Remainder of page intentionally blank]

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   January 15, 1999

                                   MICROSOFT CORPORATION

                                   By  /s/ Robert A. Eshelman
                                     -------------------------------
                                     Robert A. Eshelman
                                     General Counsel, Finance & Administration

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